UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number: 001-40398

Hive Blockchain Technologies Ltd.
(Translation of registrant's name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite  855 -789 West Pender Street

Vancouver, BC

V6C 1H2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[  ] Form 20-F      [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

EXHIBIT INDEX

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

99.1	News Release dated October 27, 2021
99.2	Material Change Report dated October 27, 2021
99.3	News Release dated November 9, 2021
99.4	Material Change Report dated November 9, 2021
99.5	Unaudited Condensed Interim Consolidated Financial Statements for the three months ended September 30, 2021
99.6	Management's Discussion and Analysis for the three months ended September 30, 2021
99.7	Form 52-109F2 Certification of Interim Filings (CEO) dated November 15, 2021
99.8	Form 52-109F2 Certification Interim Filings (CFO) dated November 15, 2021

SIGNATURES

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

/s/ Darcy Daubaras
Name: Darcy Daubaras
Title: Chief Financial Officer

November 15, 2021